Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-157793) and related Prospectus of W&T Offshore, Inc. for the registration of $1,000,000,000 of debt securities, common stock, preferred stock, depositary shares and securities warrants and to the incorporation by reference therein of our reports dated February 27, 2009, with respect to the consolidated financial statements of W&T Offshore, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of W&T Offshore, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

May 5, 2009